UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12B-25/A

                           NOTIFICATION OF LATE FILING

                          SEC File Number: 33-55254-40

Check One:  |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
            |_| Form 10-D  |_| Form N-CSR

            For the period ended: August 31, 2008

            |_|   Transition Report on Form 10-K
            |_|   Transition Report on Form 20-F
            |_|   Transition Report on Form 11-K
            |_|   Transition Report on Form 10-Q
            |_|   Transition Report on Form N-SAR

            For the transition period ended: Not Applicable

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

              Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


PART I - REGISTRANT INFORMATION

Full Name of Registrant:
Latin American Telecommunications Venture Company - LATVCO.

Former Name if Applicable: N/A

Address of Principal Executive Office:
1981 Marcus Avenue, Suite C129, Lake Success, New York 11042

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |     (a)   The reason described in reasonable detail in Part III of this
      |           form could not be eliminated without unreasonable effort or
      |           expense.
      |     (b)   The subject annual report, semi-annual report, transition
      |           report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
|X|   |           N-CSR, or portion thereof, will be filed on or before the
      |           fifteenth calendar day following the prescribed due date; or
      |           the subject quarterly report or transition report on Form 10-Q
      |           or subject distribution report on Form 10-D, or portion
      |           thereof, will be filed on or before the fifth calendar day
      |           following the prescribed due date; and
      |     (c)   The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Explanatory Note

The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than five days after its original due date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      David Bakhshi        516                 775-7775
      -------------     -----------       ------------------
      (Name)            (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

      Yes |X| No |_|

      If answer is no, identify report(s):

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

      Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant change in its consolidated results of operations for the three and nine months ended August 31, 2008, as compared to the three and nine months ended August 31, 2007, as a result of the decreased revenues principally because of the elimination of expenditures for promotion and advertising. Revenues for the three months ended August 31, 2008 decreased to $3,888 from $33,809 for the corresponding period of the prior year. Revenues for the nine months ended August 31, 2008 decreased to $49,954 from $162,778 for the corresponding period of the prior year. Revenues decreased principally because of the elimination of expenditures for promotion and advertising. Cost of sales for the three months ended August 31, 2008 decreased to $0 from $9,280 for the corresponding period of the prior year. Cost of sales for the nine months ended August 31, 2008 decreased to $24,828 from $68,232 for the corresponding period of the prior year. Gross margins were higher during the three month period ended August 31, 2008 due in part to sales of certain products that are carried at relatively lower costs as a result of inventory valuation reserves having been established in the quarter ended November 30, 2007. Media advertising for the three months ended August 31, 2008 decreased to $3,116 from $12,983 for the corresponding period of the prior year. Media advertising for the nine months ended August 31, 2008 decreased to $12,303 from $168,820 for the corresponding period of the prior year. The decreases resulted principally from the lack of capital to fund an advertising budget. Other selling, general and administrative expense for the three months ended August 31, 2008 decreased to $23,755 from $52,108 for the three months ended August 31, 2007. Other selling, general and administrative expense for the nine months ended August 31, 2008 decreased to $100,048 from $323,217 for the corresponding period of the prior year. Other selling, general and administrative expenses decreased in connection with the reduction in media advertising and management's efforts to conserve working capital. As a result of the foregoing, the Company's loss from operations decreased from $40,562 to $22,983 for the three months ended August 31, 2008 and from $510,191 to $87,225 for the nine months ended August 31, 2008. Based on the foregoing, the Company incurred a net loss of $23,724 for the three months ended August 31, 2008 compared to a net loss of $40,840 for the corresponding period of the prior year and a net loss of $94,361 for the nine months ended August 31, 2008 compared to a net loss of $503,748 for the nine months ended August 31, 2007.

          Latin American Telecommunications Venture Company - LATVCO.
          -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: October 15, 2008                        By:    /s/ David Bakhshil
                                                     ---------------------------
                                              Name:  David Bakhshi
                                              Title: Chief Executive Officer

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)